                                                                  EXHIBIT (A)(7)

                       SUMMARY ADVERTISEMENT AS PUBLISHED
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made only by the Offer to Purchase dated July 23, 1998, and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
              UP TO 35% OF THE OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                                McM CORPORATION
                                       AT

                              $3.65 NET PER SHARE

                                       BY

                         IAT REINSURANCE SYNDICATE LTD.

     IAT Reinsurance Syndicate Ltd., a Bermuda corporation ("Purchaser"), is offering to purchase up to 35% of the outstanding shares (the "Shares") of common stock, par value $1.00 per Share (the "Common Stock"), of McM Corporation, a North Carolina corporation (the "Company"), at a price of $3.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). According to the Company, there were 4,706,388 Shares outstanding as of July 16, 1998. Assuming no change in such number, the Offer is to purchase up to 1,647,235 Shares (subject to increase or decrease in the number of outstanding Shares at the time of purchase in accordance with the Offer). If more than 35% of the issued and outstanding Shares are validly tendered at or prior to the Expiration Date (as defined in the Offer to Purchase), and not withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for 35% of the then issued and outstanding Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares), according to the number of Shares properly tendered by each shareholder at or prior to the Expiration Date and not withdrawn. The McMillen Trust (the "Trust"), which currently holds approximately 65% of the Shares, has agreed with Purchaser not to tender any of its Shares into the Offer. Accordingly, Purchaser does not anticipate that more than 35% of the outstanding Shares will be tendered or that proration will be required.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, AUGUST 21, 1998, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER SUCH NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST 32% OF THE VOTING POWER OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS AT THE EXPIRATION OF THE OFFER, (II) APPROVAL OF THE TRUST PURCHASE AGREEMENT (AS DEFINED BELOW) BY THE COURT OF CHANCERY OF THE STATE OF DELAWARE, (III) APPROVAL OF THE OFFER AND THE RELATED TRANSACTIONS (AS DEFINED BELOW) BY THE COMMISSIONERS OF INSURANCE IN THE STATES OF NORTH CAROLINA AND CALIFORNIA, (IV) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTI-TRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR HAVING BEEN TERMINATED AND (V) THE SATISFACTION OF CERTAIN OTHER TERMS AND CONDITIONS CONTAINED IN THE OFFER TO PURCHASE.

     The Offer is being made pursuant to an Offer and Rights Agreement, dated as of July 16, 1998 (the "Offer and Rights Agreement"), between Purchaser and the Company. Following the Offer, Purchaser intends to effect the Related Transactions (as defined below). As soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Offer and Rights Agreement, Purchaser will, pursuant to the Trust Purchase Agreement dated as of July 16, 1998 between Purchaser and the Trust, consummate the purchase of approximately 14% of the outstanding Shares from the Trust and will make a deposit (the "Deposit") with the Trust, in the amount of $3.65 per Share, with respect to the remaining 51% of the outstanding Shares of the Company held by the Trust (the "Retained Shares"). The Trust Purchase Agreement does not constitute a commitment of either Purchaser or the Trust to buy or sell the Retained Shares, nor does it constitute any agreement with respect to a price for the Retained Shares. The Deposit becomes the sole property of the Trust upon deposit, subject only to the conditions described in the Trust Purchase Agreement.

     Pursuant to a Tender Agreement between Purchaser and each of the Company's directors, each director has agreed, among other things, to tender in the Offer and not withdraw approximately 481,932 Shares (unless such director would as a result of such tender incur liability under Section 16(b) of the Securities Exchange Act of 1934) and to cancel options to purchase approximately 157,962 Shares held by such director in return for a per Share cash payment, subject to applicable withholding taxes, equal to the positive difference, if any, between $3.65 and the exercise price for such Share.

     Following the Offer, pursuant to the Offer and Rights Agreement and the Tender Agreement, the Company and its directors will cause designees of Purchaser to constitute a majority of the Company's Board of Directors. Additionally, following the Offer, pursuant to the Offer and Rights Agreement, the Company and its directors have agreed to cause the issuance to Purchaser, for a nominal price, of 60,000 shares of a newly created class of Preferred Stock of the Company with a liquidation preference, payable before any distribution upon the Common Stock, of $1,000 per share. Such preferred stock purchase rights will be exercisable in the event (i) any person other than Purchaser causes Purchaser's designees to cease to control a majority of the Company's Board of Directors or (ii) the Trust sells any of the Retained Shares to a third party (all transactions, other than the Offer, contemplated by the Offer and Rights Agreement and the Trust Purchase Agreement, a "Related Transaction").

     The purpose of the Offer and the Related Transactions is to acquire control of a substantial minority position in the entire equity interest of the Company and to secure an opportunity to negotiate the subsequent acquisition of the balance of such equity interest no later than June 1, 2008. Although Purchaser currently expects that, following consummation of the Offer and the Related Transactions, the business and operations of the Company will generally be continued as currently conducted and that the Company's current management would be retained, Purchaser expects that the right to designate a majority of the Company's Board of Directors, combined with the Rights issuable pursuant to the Offer and Rights Agreement, would permit Purchaser to exert substantial influence over the Company's conduct of its business and operations.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER AND THE OFFER AND RIGHTS AGREEMENT, HAS DETERMINED THAT THE OFFER AND THE OFFER AND RIGHTS AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE COMPANY'S SHAREHOLDERS AND RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to Wachovia Bank, N.A. (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share

Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

     In accordance with the Offer to Purchase, holders of options to purchase Shares under the Company's stock option plans and holders of Shares under the Company's employee stock purchase plan may tender such Shares in accordance with special instructions provided with the Offer to Purchase.

     Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend for any reason, including the occurrence of any of the conditions specified in Section 14 of the Offer to Purchase, the period of time during which the Offer is open, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares. There can be no assurances that Purchaser will exercise its right to extend the Offer.

     If any of the conditions set forth in the Offer to Purchase that relate to Purchaser's obligation to purchase the Shares are not satisfied by 5:00 p.m., New York City time, on Friday, August 21, 1998 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire), Purchaser may (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer as so extended, (ii) subject to complying with applicable rules and regulations of the Securities and Exchange Commission, accept for payment all Shares so tendered and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders.

     Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on Friday, August 21, 1998 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 21, 1998. For the withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account of the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in Section 4 of the Offer to Purchase. Withdrawals of Shares may not be rescinded. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

     The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other related materials will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone number as set forth below. Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies, and will be furnished promptly at Purchaser's expense.

                    The Information Agent for the Offer is:

                                (MACKENZIE LOGO)
                                156 Fifth Avenue
                            New York, New York 10010
                        (212) 929-5500 (Call Collect) or

                         CALL TOLL FREE (800) 322-2885

July 23, 1998